02029848

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

APR 05 2002

For the month of April 2002.

P.E. 4-1-02

PanCanadian Energy Corporation
(Translation of Registrant's Name Into English)

150 - 9th Avenue S.W.
Calgary, Alberta, Canada T2P 3H9
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F X

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No X

PROCESSED
APR 22 2002
THOMSON
FINANCIAL

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956

Exhibits Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

PanCanadian shareholders approve merger with Alberta Energy Company and name change to EnCana Corporation

Final merger approval to be sought from Alberta court

Calgary, April 4, 2002 – At an annual and special meeting of shareholders in Calgary this afternoon, PanCanadian Energy Corporation shareholders approved the planned merger with Alberta Energy Company Ltd. (AEC) and the renaming of PanCanadian to EnCana Corporation (EnCana). The proposed merger is subject to receipt of court approval.

In excess of 117 million PanCanadian common shares, representing more than 81 percent of the common shares voted, were cast in favor of the proposed combination agreement and issuance of shares to AEC securityholders. In a separate vote, more than 119 million PanCanadian common shares, representing more than 84 percent of the common shares voted, were cast in favor of the name change. A simple majority of voted shares was required for approval of the combination agreement and share issuance by which the merger is to be effected, and a two-thirds majority of voted shares was required for approval of the new name.

The PanCanadian voting results follow a similar outcome at this morning's special meeting of AEC securityholders. At that meeting, 91.4 percent of the shares and options voted were cast in favour of the proposed merger with PanCanadian to create EnCana. This significantly exceeded the two-thirds of the votes needed to approve the merger.

AEC now will seek approval for that part of the merger involving the AEC Plan of Arrangement from the Court of Queen's Bench of Alberta. A hearing has been set for 9:00 a.m., April 5.

"We are very pleased with the results of voting at both meetings," said PanCanadian Chairman and Chief Executive Officer David O'Brien. "From the outset, the market has supported and encouraged this combination because of the value that will be created through it."

AEC President and Chief Executive Officer Gwyn Morgan added, "Today, shareholders of two industry leaders have voted to create one, even more compelling corporation – one of the world's largest independent oil and gas companies. Now we seek approval from the court to proceed."

It was on January 27, 2002, that the boards of directors of AEC and PanCanadian agreed to a merger of equals, subject to the satisfaction of certain conditions. Under the proposed Plan of Arrangement pursuant to the *Business Corporations Act* (Alberta), AEC common shareholders will exchange their shares for common shares of PanCanadian. Subject to Court of Queen's Bench of Alberta approval, AEC shareholders will receive 1.472 PanCanadian common shares for each AEC common share that they own. On completion of the merger, former PanCanadian shareholders will own approximately 54 percent of EnCana and former AEC shareholders would own approximately 46 percent of the company.

PanCanadian (TSE: PCE; NYSE: PCX) is a premier North American energy company active in the exploration, development, production and marketing of natural gas, crude oil and NGLs and the generation and marketing of electricity. PanCanadian's core areas include the Western Basin, encompassing interests in Western Canada and onshore in the U.S., the East Coast of Canada, the Gulf of Mexico and the United Kingdom. These areas are complemented with focused exploration programs internationally.

ADVISORY - *In the interest of providing PanCanadian shareholders and potential investors with information regarding PanCanadian, including management's assessment of the progress of the proposed merger, certain statements contained in this document are "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995, and represent PanCanadian's internal projections, expectations or beliefs concerning, among other things, the expected outcome of the proposed merger. The projections, estimates and beliefs contained in these forward-looking statements necessarily involve known and unknown risks and uncertainties which may cause PanCanadian's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, failure of the court to approve the proposed merger and such other risks or uncertainties described from time to time in PanCanadian's reports and filings with the Canadian securities authorities and the U.S. Securities and Exchange Commission. Accordingly, shareholders and potential investors are cautioned that events or circumstances could cause actual results to differ materially from those predicted.*

Contact information

PanCanadian Energy Corporation

For further information:

Investment community:
Sheila McIntosh
403-290-2194
Audra Hyde
403-290-3244

Investor_Relations@pcenergy.com

Media:
Scott Ranson
403-290-2710
scott_ranson@pcenergy.com

Web site: www.pancanadianenergy.com

Shares listed

Toronto Stock Exchange:
PCE
New York Stock Exchange:
PCX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PanCanadian Energy Corporation
(Registrant)

Date: April 4, 2002

By: [signature]
Name: LAURIE J. SCHULLER
Title: General Counsel and Corporate Secretary